UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                .

On December 11, 2009, ASAT Holdings Limited (the “Company”) issued a press release to announce the results of an extraordinary meeting of shareholders held on December 8, 2009 at which Article 44 of the Articles of Association of the Company was amended. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: December 11, 2009
	By:	/s/ HENRY MONTGOMERY
	Name:	Henry Montgomery
	Title:	Chairman of the Board

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release, dated December 11, 2009, of ASAT Holdings Limited (the “Company”) to announce the results of an extraordinary meeting of shareholders held on December 8, 2009 at which Article 44 of the Articles of Association of the Company was amended.

Exhibit 99.1

ASAT Holdings Limited Announces an Amendment to its Articles of Association

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – December 11, 2009 – ASAT Holdings Limited (ASTTY.OB) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that at a duly convened Extraordinary General Meeting of its shareholders held on December 8, 2009 the shareholders have passed a special resolution to delete Article 44 of the Articles of Association and replace such Article with the following:

“An annual general meeting and all general meetings of the Company shall be called by not less than three days’ notice in writing. The notice shall be exclusive of the day in which it is served or deemed to be served and of the day for which it is given and it shall specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. A notice convening an annual general meeting shall specify the meeting as such and the notice convening a meeting to pass one or more Special Resolutions shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Shareholders other than any who, under the provisions of these Articles or the terms of issue of the Shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Provided that a general meeting of the Company which is called by shorter notice than that specified in this Article shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as an annual general meeting, by all the Shareholders entitled to attend and vote at the meeting; and

(ii)	in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent. in nominal value of the Shares giving that right.”

The resolution to delete Article 41, which requires shareholder approval for a disposition of all or substantially all of the assets of the Company, was not passed.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: whether the Company can remain a primary source of packaging and assembly services in the semiconductor industry and continue to stay at the leading edge of packaging technology; the Company’s ability to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations; the Company’s current inability to service its outstanding debt obligations (including, without limitation, its payment obligations under its 9.25% Senior Notes); the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com